[LETTERHEAD OF STONEMOR PARTNERS L.P.]

November 6, 2007

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006
Filed March 19, 2007 and April 30, 2007, respectively
File No. 0-50910

Dear Mr. Spirgel:

StoneMor Partners L.P. (the “Company”) submits the following responses to comments raised in the staff’s letter (the “Comment Letter”), dated October 26, 2007. In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

Form 10-K for the Year Ending December 31, 2006

Consolidated Statement of Operations

1.	Please state separately your revenues and costs of revenue by goods and services. Refer to Rule 5-03 of Regulation S-X.

Response:

We will revise the form of our Consolidated Statement of Operations as follows:

Larry Spirgel

November 6, 2007

StoneMor Partners L.P.

Condensed Consolidated Statement of Operations

(in thousands, except unit data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2007	2006	2007
Revenues:
Cemetery
Merchandise	$13,718	$20,300	$44,143	$61,123
Services	6,335	7,282	19,133	21,946
Other	—	—	—	—
Funeral home
Merchandise	5,617	5,521	14,749	15,706
Services	1,115	2,273	3,704	7,806

Total revenues	26,785	35,376	81,729	106,581

Costs and Expenses:
Cost of goods sold (exclusive of depreciation shown separately below):
Perpetual care	794	845	2,377	2,685
Merchandise	2,706	3,998	8,204	11,650
Services	29	56	83	151
Cemetery expense	5,983	7,933	17,985	22,593
Selling expense	5,270	7,145	16,689	21,860
General and administrative expense	3,105	4,031	9,255	11,462
Corporate overhead (including $4,113 in stock-based compensation in 2007)	3,772	5,821	12,006	16,054
Depreciation and amortization	842	1,111	2,588	2,900
Funeral home expense
Merchandise	—	—	—	—
Services	—	—	—	—
Other	942	1,941	2,996	6,089

Total cost and expenses	23,443	32,881	72,183	95,444

OPERATING PROFIT	3,342	2,495	9,546	11,137

EXPENSES RELATED TO REFINANCING	—	157	—	157

INTEREST EXPENSE	1,860	2,263	5,375	6,441

INCOME BEFORE INCOME TAXES	1,482	75	4,171	4,539

INCOME TAXES:
State	130	106	385	384
Federal	293	94	706	267

Total income taxes	423	200	1,091	651

NET INCOME (LOSS)	$1,059	$(125)	$3,080	$3,888

General partner's interest in net income (loss) for the period	$21	$(2)	$62	$79

Limited partners' interest in net income (loss) for the period
Common	$536	$(65)	$1,558	$2,023
Subordinated	$502	$(58)	$1,460	$1,787

Net income per limited partner unit (basic and diluted)	$.12	$(.01)	$.34	$.45

Weighted average number of limited partners' units outstanding (basic and diluted)	8,767	9,036	8,763	9,036

Larry Spirgel

November 6, 2007

The Company believes that once it has completed the disaggregation of the costs of sales of cemetery services the amount may be immaterial. If this is the case, the Company does not intend to separately disclose these amounts. We intend to include the revised format in our third quarter report on Form 10-Q and recast the previous period presented. Additionally, we recognize that our previous year’s 10-K does not include this format. We intend to file an 8-K to recast this information in last year’s 10-K and report in this format in future filings.

Pre-Need Merchandise and Services, and Merchandise Trusts

2.	We understand from your response to comment 4 why the sum of the amounts of the merchandise liability and the deferred merchandise trust revenue do not equal the amount of the merchandise trust. Tell us if you reconcile the amounts recorded in your merchandise trusts to the various associated liability accounts to ensure the accuracy and validity of the amounts reported. If so, please provide us this reconciliation for the total amount reported for merchandise trusts as of December 31, 2006. If not, please explain to us why you do not reconcile your trust account.

Response:

The Company does not reconcile the accounts recorded in merchandise trust accounts to the various associated merchandise liability accounts. Funds are deposited into the merchandise trusts based upon payments received from customers in amounts dictated by state law. The amounts dictated by state law are always in excess of the cost of the merchandise. This excess ranges from 10% over cost to 100% of the merchandise selling price, which could be as much as four times cost. The percentage required to be deposited in the fund varies in each state in which we operate. Overall, there is no direct tie-in between the amounts in the Merchandise Liability to the amounts in the Merchandise Trust, as merchandise liability is not a direct offset to merchandise trust.

We reconcile our Merchandise Trust similar to the way we reconcile our bank statements. We account for deposits into the trust, withdrawals from the trust, income earned, capital gains earned, and other items that would normally affect the balances. The reconciliation is performed from the bank statements to the general ledger balances. We also employ significant internal controls, have a Trust & Compliance Committee of the Board of Directors that oversees trust policy, and are compliant with Sarbanes-Oxley. Since the institution of Sarbanes-Oxley, we have never had any material weaknesses surrounding our Merchandise Trust procedures and have never had a circumstance where trust fund assets were not sufficient to satisfy liabilities. All of the above procedures ensure the accuracy and validity of amounts reported for our merchandise trusts.

Amounts recorded as Merchandise Liabilities arise from customer contracts for the sale of cemetery merchandise and are recorded at the time the contract is entered into. The liability to provide the contract merchandise is recorded at the Company’s current cost, which is less than the amount state law requires us to deposit into the trust. We maintain detail liability information on a contract-by-contract and item-by-item basis for the

Larry Spirgel

November 6, 2007

amounts recorded in our Merchandise Liability accounts. The entries into these accounts (credit) arise upon the entering into of a contract between a purchasing family and one of our cemeteries. The relief from these liability accounts arises when the contract merchandise is purchased. The Company maintains an excellent system of internal controls and is compliant with Sarbanes-Oxley, which ensures that the amounts recorded in our Merchandise Liability accounts are valid and accurately reported.

3.	Please explain to us why the reported amounts of merchandise liability do not equal the amounts of deferred cost of goods sold.

Response:

When a contract is entered into with a customer, we record a liability equal to the current cost of the merchandise to be purchased (Merchandise Liability). An offsetting entry is made in the same amount to Deferred Cost of Goods Sold. At this point, the Merchandise Liability is equal to the amount of Deferred Cost of Goods Sold. However, there are additional transactions that are recorded in the Merchandise Liability accounts that do not get recorded in the Deferred Cost of Goods accounts, and there can be a difference in the timing of when items are relieved from the Merchandise Liability account and relieved from the Deferred Cost of Goods Sold account.

As the Company makes acquisitions, it assumes the Merchandise Liability for contracts entered into by the acquired cemeteries, with no similar entry into the Deferred Cost of Goods Sold accounts. Entries in the Deferred Costs of Goods Sold relate only to contracts sold by the Company subsequent to the date of acquisition of a particular cemetery. At that point in time, the Merchandise Liability account is in excess of the Deferred Cost of Goods Sold account.

Additionally, the criteria for relief of the Merchandise Liability account can be different from the criteria for relief of the Deferred Cost of Goods Sold account. As merchandise is purchased, the Company has satisfied its Merchandise Liability and the Merchandise Liability account is relieved. In order for amounts to be relieved from the Deferred Cost of Goods Sold, the Company must meet the criteria for income recognition established under SAB 101/104. This criteria includes many items in addition to the purchase of the product. As the Company has merely purchased the product, but not fulfilled the other provisions of SAB 101/104, an amount would be relieved from the Merchandise Liability without a corresponding amount being relieved from Deferred Cost of Goods Sold. When the Company completes all activities that are necessary for revenue recognition, amounts are relieved from Deferred Cost of Goods Sold and recognized in the operating statement as Cost of Goods Sold and the related revenues are relieved from the deferred revenue account and recognized in the operating statement as revenues.

Larry Spirgel

November 6, 2007

Segment Reporting and Related Information

4.	We note your response to prior comment 5. Please note that we generally presume that the way a company is disaggregated in its internal management reports is the way the CODM manages the business. We assume that the CODM will make use of all available information when making decisions about resources to be allocated and when assessing performance. We are perplexed by your statement that the CODM, the Chief Executive Group, “does not regularly review the operating performance of these regions in order to make decisions about resources or assess individual regional performance.” It is unclear to us how an aggregate level evaluation would allow your CODM to be sufficiently informed to make resource allocation decisions and to assess performance. Please advise us and explain why the Chief Executive Group receives such voluminous reports by region, if not to assess performance and allocate resources.

Response:

Historically, management of the Company has produced sophisticated detail financial statements to identify cemeteries that had sales or expenses that varied significantly from budget. The regional financial statements sent to you adhere to that standard and have been produced in this manner for over twenty years and have not been materially modified regardless of corporate growth. The Company has continued to produce these reports as this is the way the Company’s tenured senior management team has become accustomed to receiving this information. Regional statements are used as a means to get more quickly to an individual cemetery which is either underperforming or overperforming in order to allocate resources and assess performance on a cemetery-by-cemetery basis and not regionally.

Neither our Board of Directors nor our banks receive the regional financial statements produced. See our response to question 5 below for the evaluation of our operating and reporting segments.

5.	Based upon our review of the financial information that you provide to your CODM, and in accordance with paragraph 10 of SFAS 131, it appears that you have nine operating segments. They include the following regions:

•	Northeast;

•	Eastern PA;

•	Central PA;

•	Western PA;

•	Mid-Atlantic;

•	Southern;

•	West Virginia;

•	Southern Virginia; and

•	Western.

Please revise your segment disclosures accordingly. If you believe that certain operating segments are eligible for aggregation, please advise us in detail. In your response please

Larry Spirgel

November 6, 2007

separately address each operating segment that you would like to aggregate, and explain how it will be aggregated and how this aggregation fully complies with the guidance in paragraph 17 of SFAS No.131, including the requirement that they have similar economic characteristics, i.e., gross margins.

Response:

As a result of our telephone conversation on Friday, November 2, and based on our recent acquisition and future growth plans, we have determined that an additional method of aggregating operating segments is appropriate for financial reporting. We have identified each of our 178 cemeteries as operating segments as, based on paragraph 10 of SFAS 131, each engage in business activities whose operating results are regularly reviewed by the chief operating decision maker (see question 4 above) for which discrete information is available.

We have determined that there is no logical way to aggregate a subset of the cemeteries in accordance with paragraph 17 of SFAS 131 as the cemeteries do not have similar economic characteristics. Specifically, the gross margins vary from cemetery to cemetery. None of the cemeteries are individually significant enough to meet the quantitative thresholds in paragraph 18 of SFAS 131 for separate disclosure.

Paragraph 19 of SFAS 131 indicates that for reporting purposes, if operating segments share a majority of aggregation criteria, they can be aggregated. Ignoring the economic characteristics, we believe that all of the cemeteries share a majority of the aggregation criteria. Specifically, the cemeteries share the majority of the following attributes:

The nature of the products and services – Each of our cemeteries sells the same products and services. Additionally, the Company has central purchasing, where the same price is paid to purchase a product regardless of cemetery location.

The nature of the production process – This is not applicable to cemeteries, as there is no production process. However, the method of conducting a burial and the method of preparing for the burial is the same in our cemeteries.

The type or class of customer for their products and services – In this area, we have identified a difference in the type of customer serviced by our cemeteries. Grief, death, and burial trends are different in certain areas of the United States. For instance, in the western part of the U.S., a significantly greater percentage of the population chooses cremation as opposed to other areas. In the central and southern part of the U.S., burial is more traditional, cremation is almost non-existent, and is generally more strongly religiously affiliated. In the northeast part of the U.S., cremation rates are higher than central and southern areas, but significantly lower than in the western part of the U.S. The northeast is generally a mixture of conservative and liberal burial attitudes. For these reasons, we have chosen to identify three reportable segments within our cemeteries; namely, Northeast, Southern, and Western.

Larry Spirgel

November 6, 2007

Methods used to distribute their products or provide their services – All of our cemeteries have a sales force that goes to peoples’ homes to sell pre-need products and services and maintains an at-need desk at the cemetery for any walk-in business. The selling methods used are the same throughout all our properties. These methods are governed by our overall corporate culture.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – Each cemetery that we operate is regulated by state laws. Each state has similar state laws. These laws surround the size, nature, and operations of the cemeteries as well as deposits and withdrawals from merchandise and perpetual care trust funds.

While we believe that there is a historical basis for aggregating all operating segments into one reporting segment, we agree that the user of the financial statements would benefit by enhanced disclosure. The following is the form of expanded segmented operations disclosure to be included in StoneMor Partners’ financial statements. It will, of course, be comparative.

The Company historically determined that it had two operating segments, cemeteries and funeral homes. Since funeral homes account for less than 10% of each identifying criteria, funeral home operating results were aggregated within the cemetery classification for purposes of segment reporting and disclosed as one segment, death care services. In conjunction with its September 2006 acquisition of 21 cemeteries and 14 funeral homes from Service Corporation International and as part of its strategic planning, the Company continuously conducts marketing studies of its potential customers. Additionally, the Company expects to grow not only through cemetery, but also through funeral home acquisitions, in the future. For these reasons, the Company has decided to add to its segment information the details of its funeral homes and has disaggregated its cemeteries into three distinct classifications. These classifications, designated as West, Southeast, and Northeast, have been identified by the nature of our customers served in each marketplace. As cremation is on the rise and the Company has with its most recent acquisitions entered the states of Oregon, Washington, and Colorado, it has established a Western Region where cremation rates are projected to be high (in Washington and Oregon, 65% of burials). Statistics indicate that customers who select cremation have certain attributes. The other two regions, Southeast and Northeast, have significantly lower cremation rates and customers with different attributes than the West. Cremation rates in Alabama and Kentucky, for instance, are only projected to be 12%. The Company has different regional sales managers, maintenance superintendents, and administrative supervisors in each region.

Larry Spirgel

November 6, 2007

STONEMOR PARTNERS LP

SEGMENT FOOTNOTE INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

	CEMETERIES
	SOUTHEAST	NORTHEAST	WEST	FUNERAL HOMES	CORPORATE	ADJUSTMENT	TOTAL
		(in thousands)
REVENUES
SALES	$36,160	$25,983	$9,288	$—	$—	$—	$71,431
SERVICES AND OTHER	14,998	20,123	3,971	—	(12)	—	39,079
INTEREST REVENUE	—	—	—	—	—	—	—
FUNERAL HOME	—	—	—	7,807	—	—	7,807

TOTAL REVENUES	51,158	46,105	13,259	7,807	(12)	(11,735)	106,581

COSTS AND EXPENSES
COST OF SALES	7,679	5,916	2,101	—	—	(1,209)	14,487
SELLING	11,342	8,244	2,979	—	865	(1,569)	21,860
CEMETERY	8,864	10,192	3,537	—	—	—	22,593
GENERAL AND ADMINISTRATIVE	5,385	4,372	1,686	—	20	—	11,463
FUNERAL HOME EXPENSE	—	—	—	6,088	—	—	6,088
CORPORATE EXPENSE	—	—	—	—	16,211	—	16,211

TOTAL COST & EXPENSES	33,270	28,724	10,302	6,088	17,096	(2,778)	92,702

OPERATING EARNINGS	17,888	17,381	2,956	1,719	(17,108)	(8,957)	13,879

INTEREST EXP	3,005	2,553	459	424	—	—	6,441
DEPRECIATION	879	700	86	284	951	—	2,900

EARNINGS BEFORE TAXES (LOSS)	$14,004	$14,129	$2,410	$1,011	$(18,059)	$(8,957)	$4,538

SUPPLEMENTAL INFORMATION
TOTAL ASSETS	$—	$—	$—	$—	$—	$—	$—

AMORTIZATION OF CEMETERY PROPERTY	$—	$—	$—	$—	$—	$—	$—

Results of individual business units are presented based on our management accounting practices and management structure. The financial results of individual business units are not necessarily comparable with similar information for any other company. The management accounting process uses assumptions and allocations to measure performance of the business units. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. Revenues and associated expenses are not deferred in accordance with SAB 104; therefore, the deferral of these revenues and expenses is provided in the adjustment column to reconcile the Company’s managerial financial statements to those prepared in accordance with accounting principals generally accepted in the United States of America.

Management evaluates results of operations of the business units before income taxes because it believes this is a more meaningful representation of the operating performance of its segments. This presentation is closely aligned with the management and operating structure of our company.

We believe that the presentation of this enhanced disclosure will provide additional information that is useful to the readers of our financial statements and will continue to be appropriate as the company continues to grow. Included in the Company’s future growth plans is an acquisition that is anticipated to be consummated in December 2007 comprising 45 cemeteries and 29 funeral homes located in 18 different states. Presently, the Company does not have operations in a number of the states represented in this acquisition. Anticipating this significant acquisition, the Company is discussing the

Larry Spirgel

November 6, 2007

restructure of its internal management reporting segments into an Eastern and Western Region, with individual presidents that have detail profit accountability. This proposed profit accountability does not currently exist within the framework of the Company’s organizational structure. We expect to modify the monthly financial information that is distributed to the CODM to reflect an Eastern and Western Region subsequent to the completion of the acquisition and will then revise future segment reporting accordingly.

We intend to include this enhanced disclosure in our 3rd Quarter Report on Form 10-Q and recast the previous period presented. Additionally, we recognize that our previous year’s 10-K does not include similar disclosures under SFAS 131. We intend to file an 8-K to recast this information in last year’s 10-K and report on this basis in future filings.

6.	Furthermore, please explain to us in detail the organizational and financial purpose of the Dignity II and III disaggregated financial information and why you believe it is not an operating segment in accordance with SFAS 131.

Response:

We prepare the Dignity II and III financial statements in order to assess the performance of one of our recent acquisitions. The locations that make up this disaggregation are also contained in the financial statements for the geographical region in which they are located. See our response to question 5 below for the evaluation of our operating and reporting segments.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (215) 826-2800.

Larry Spirgel

November 6, 2007

Sincerely,

/s/ William R. Shane
William R. Shane
Executive Vice President and Chief Financial Officer of StoneMor GP LLC, General Partner of StoneMor Partners L.P.

cc:	Joe Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief